Ab 3/5/03

03013936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-010205~~ 8-26602

FACING PAGE

Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Securities America, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 West Center Road
(No. and Street)

Omaha	Nebraska	68106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Nagengast, CFO (402) 399-9111
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 0 2003
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH, D.C.

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Nagengast swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc. , as of December 31 , 2002 , are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

Chief Financial Officer
Title

KEVIN L. LAMMERS
MY COMMISSION EXPIRES
March 14, 2004

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Securities America, Inc.

We have audited the following financial statements of Securities America, Inc. (the Corporation) for the years ended December 31, 2002 and 2001, respectively, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Corporation's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of the Corporation as of December 31, 2002 and 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Corporation's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 3 to the financial statements, in 2002 the Corporation changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142 *Goodwill and Intangible Assets.*

Deloitte & Touche LLP

Omaha, Nebraska
February 20, 2003

SECURITIES AMERICA, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 10,112,604	$ 8,255,847
Cash - segregated under federal and other regulations (Note 4)	5,000	7,478
Securities owned, at market value	34,070	70,500
Commissions receivable	5,827,065	6,176,371
Agents balances and other receivables	1,564,355	2,806,462
Notes receivable - agents, net of allowance of $75,000 (Note 5)	384,470	469,120
Prepaid expenses	532,173	296,690
Due from affiliates (Note 6)	-	209,380
Goodwill (Note 3)	26,250,000	22,500,000
Deferred income taxes (Note 7)	308,969	463,508
Other assets	161,710	585,085
	$ 45,180,416	$ 41,840,441

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$ 6,798,965	$ 8,797,921
Accrued expenses and other liabilities	2,044,767	3,135,432
Due to affiliates (Note 6)	5,771	151,198
Income taxes payable	389,089	-
Total liabilities	9,238,592	12,084,551
COMMITMENTS AND CONTINGENCIES (Note 11)		
STOCKHOLDER'S EQUITY (Note 12):		
Common stock, $1 par value. Authorized 200 shares; issued and outstanding 100 shares	100	100
Paid-in capital	37,024,266	32,952,713
Accumulated deficit	(1,082,542)	(3,196,923)
Total stockholder's equity	35,941,824	29,755,890
	$ 45,180,416	$ 41,840,441

See notes to financial statements.

SECURITIES AMERICA, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions	$ 153,783,711	$ 149,729,861
Service fees	22,262,613	21,694,781
Interest	1,087,025	1,346,481
Other	5,795	41,435
Total revenues	177,139,144	172,812,558
EXPENSES:		
Commissions	143,533,093	144,223,740
Employee compensation and benefits	15,458,562	13,265,934
Advertising and promotion	58,847	33,283
General and administrative	14,663,708	15,036,068
Amortization	-	2,000,000
Total expenses	173,714,210	174,559,025
INCOME (LOSS) BEFORE INCOME TAXES	3,424,934	(1,746,467)
INCOME TAX EXPENSE (BENEFIT) (Note 7)		
Current	1,805,978	394,821
Deferred	(495,425)	(249,395)
Total income tax expense	1,310,553	145,426
NET INCOME (LOSS)	$ 2,114,381	$ (1,891,893)

See notes to financial statements.

SECURITIES AMERICA, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, January 1, 2001	$ 100	$ 32,952,713	$ (1,305,030)	$ 31,647,783
Net loss	-	-	(1,891,893)	(1,891,893)
BALANCE, December 31, 2001	100	32,952,713	(3,196,923)	29,755,890
Net income	-	-	2,114,381	2,114,381
Transfer of net assets of Finanical Dynamics America (Note 2)	-	4,071,553	-	4,071,553
BALANCE, December 31, 2002	$ 100	$ 37,024,266	$ (1,082,542)	$ 35,941,824

See notes to financial statements.

SECURITIES AMERICA, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 2,114,381	$ (1,891,893)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Deferred income taxes	(495,425)	(249,395)
Amortization expense	-	2,000,000
Changes in assets and liabilities:		
Cash - segregated under federal and other regulations	2,478	45,446
Securities owned	36,430	55,304
Commissions receivable	349,305	(1,223,113)
Agents balances and other receivables	1,242,312	(6,578)
Notes receivable	86,333	(46,557)
Due from affiliates	(188,174)	1,102,450
Prepaid expenses	(235,483)	(90,633)
Other assets	(187,990)	(385,457)
Commissions payable	(1,998,956)	1,978,254
Payable to mutual funds	-	(52,833)
Accrued expenses and other liabilities	742,457	1,924,636
Income taxes payable	389,089	-
Net cash flows from operating activities	1,856,757	3,159,631
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,856,757	3,159,631
CASH AND CASH EQUIVALENTS, Beginning of year	8,255,847	5,096,216
CASH AND CASH EQUIVALENTS, End of year	$ 10,112,604	$ 8,255,847
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income taxes	$ 1,416,889	$ 644,216
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Transfer of net assets of Financial Dynamics America	$ 4,071,553	$ -
Transfer of net deferred compensation liability to SAFC	$ (172,336)	$ -

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General – Securities America, Inc. (the "Corporation"), a wholly-owned subsidiary of Securities America Financial Corporation, Inc. ("SAFC"), which is wholly-owned by American Express Financial Corporation ("AEFC"), is a broker-dealer which provides securities distribution and brokerage services to the general public. The Corporation offers an array of financial service products including both equity and debt securities and variable annuity insurance products through a network of independent contractor-brokers. The Corporation derives a majority of its revenues from commission income from the brokerage of securities, most of which is paid as expense to independent contractor-brokers as compensation for initiating the trade of securities. Service fees also represent a significant source of revenue to the Corporation. Service fees result from amounts collected from independent contractor-brokers for the processing of securities trades and from amounts collected for administrative and compliance services provided to independent contractor-brokers. The Corporation operates on a fully-disclosed basis and is exempt from provisions of Securities and Exchange Commission Rule 15c3-3.

The Corporation executes and clears trades through an unaffiliated brokerage firm, National Financial Limited Liability Corporation.

Use of Estimates – In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – The Corporation considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Transactions – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the Corporation are recorded on a trade-date basis. Marketable securities are valued at quoted market values and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in revenues.

Service Fees – Service fees are recorded as revenues in the period that the related services are provided.

Long-Lived Assets – The Corporation reviews long-lived assets and certain intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, the expected future cash flows (undiscounted and without interest charges) resulting from the use of the asset are estimated and an impairment loss is recognized if the sum of such cash flows is less than the carrying amount of the asset. Should such an assessment indicate that the value of a long-lived asset or goodwill is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value. The Corporation adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets" on January 1, 2002. No impairment resulted from the Corporation's transitional impairment test.

Advertising Costs – The Corporation expenses costs incurred for advertising as incurred.

Income Taxes – The Corporation accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Corporation files its income tax returns with AEFC. The financial statements reflect income taxes allocated as if the Corporation filed separate income tax returns. Payments are made by the Corporation to its parent based upon the amount of income tax expense as if the Corporation were a separate tax-paying entity.

Subordinated Borrowings – The accompanying financial statements do not include a statement of changes in subordinated borrowings, as there were no subordinated borrowings as of December 31, 2002 or 2001 or during the years then ended.

Reclassifications – Certain reclassifications were made to the 2001 financial statements in order to conform to the 2002 presentation.

2. TRANSFER OF NET ASSETS OF FINANCIAL DYNAMICS AMERICA

On January 1, 2002, the net assets of Financial Dynamics America (FDA), a wholly-owned subsidiary of SAFC, were transferred to Corporation. The transfer of assets and liabilities were recorded at their historical carrying amounts since the entities were under common control.

Due from affiliates	$ 2,431,066
Other assets	1,888
Goodwill	3,750,000
Accrued expenses and other liabilities	(23,918)
Due to affiliates	(2,087,483)
Net assets transferred	$ 4,071,553

3. GOODWILL

The following table summarizes the changes in the carrying amount of goodwill for the year ended December 31, 2002.

Balance at December 31, 2001	$ 22,500,000
Goodwill transferred from FDA	3,750,000
Balance at December 31, 2002	$ 26,250,000

In accordance with SFAS No. 142, the Corporation discontinued goodwill amortization effective January 1, 2002. The following table presents pro forma financial information assuming that amortization expense associated with goodwill was excluded for the periods presented.

	2002	2001
Net income (loss), as reported	$2,114,381	$(1,891,893)
Goodwill amortization	-	2,000,000
Net income, as adjusted	$2,114,381	$ 108,107

4. CASH - SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of December 31, 2002 and 2001, cash of $5,000 and $7,478, respectively, has been segregated in a special account for exclusive benefit of customers under provisions of Rule 15c3-3 of the Securities and Exchange Commission.

5. NOTES RECEIVABLE – AGENTS

The notes receivable balance is comprised of unsecured noninterest bearing and interest bearing loans to the Corporation's independent representatives, which require monthly payments. The notes mature at various dates through 2007.

6. RELATED PARTY TRANSACTIONS

The Corporation periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The transactions recorded with the Corporation's affiliates may not necessarily be representative of a transaction recorded at arm's length.

Amounts due from affiliates of the Corporation are as follows:

	2002	2001
Financial Dynamics America, Inc.	$ -	$ 209,380

Amounts due to affiliates of the Corporation are as follows:

	2002	2001
Securities America Advisors, Inc. (SAA)	$5,771	$ -
Securities America Financial Corporation	-	151,198
	$5,771	$151,198

Transactions between the affiliates of the Corporation for the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Service fees allocated to SAA	$2,233,078	$3,210,642
General and administrative expenses allocated from SAFC	6,778,085	5,597,542
General and administrative expenses allocated to SAA	3,578,765	1,886,857

7. INCOME TAXES

The actual tax expense for the period differs from the "expected" tax expense (computed by applying the applicable U.S. Federal corporate tax rate of 35% to income before income taxes) as follows:

	2002	2001
Computed "expected" tax expense (benefit)	$ 1,198,727	$ (611,263)
Goodwill amortization	-	700,000
Meals and entertainment	211,642	98,757
Other, net	(99,816)	(42,068)
	$ 1,310,553	$ 145,426

Temporary differences giving rise to a net deferred tax asset of $308,969 and $463,508 at December 31, 2002 and 2001, respectively, consist primarily of the allowance for uncollectible receivables and accrued liabilities not currently deductible for income tax purposes.

8. EMPLOYEE BENEFIT PLAN

Employees who meet certain eligibility requirements participate in a 401(k) profit sharing plan sponsored by the Corporation's parent. Employee and voluntary employer contributions are fully vested at all times. For the years ended December 31, 2002 and 2001, the Corporation contributed approximately $158,866 and $97,567, respectively, to the plan.

9. DEFERRED COMPENSATION PLAN

The Corporation had a deferred compensation plan which allowed certain employees and independent contractor-brokers to defer compensation and commission, respectively. The liability under the plan of approximately $692,000 as of December 31, 2001 was included in accrued expenses and other liabilities in the statement of financial condition. On September 30, 2002, the net obligations under this plan, certain assets, and related deferred income taxes were transferred to SAFC for cash in complete settlement of the Corporation's deferred compensation plan obligations. A summary of the assets and liabilities transferred is as follows:

Other assets (cash value of life insurance)	$1,034,740
Deferred income taxes	649,964
Deferred compensation liability	(1,857,040)
Net liability transferred to SAFC	$ (172,336)

10. LEASES

The Corporation has noncancellable operating leases, primarily for office space, the last of which expires in 2006. Future minimum payments under these leases as of December 31, 2002 are as follows:

Year Ending December 31,	
2003	$ 85,127
2004	28,525
2005	21,896
2006	22,303
2007	14,263
	$ 172,114

Total rent expense for operating leases for the years ended December 31, 2002 and 2001, net of rental reimbursements, was approximately $159,924 and $204,429, respectively.

11. COMMITMENTS AND CONTINGENCIES

The Corporation is subject of a number of matters arising out of the activities of a person registered with the NASD as Allen Hengst. The matters brought against the Corporation include claims seeking recission of all transactions involving Mr. Hengst, actual damages, punitive damages, attorney's fees and other elements of relief. The Corporation is unable to predict the outcome of claims relating to these matters. The Corporation believes it has meritorious defenses to all these claims and also believes that all claims will be covered under its applicable errors and omissions insurance and fidelity bond. However, an adverse outcome in these matters could affect the financial position and results of operations of the Corporation.

The Corporation is subject to a number of other lawsuits and claims arising out of the conduct of its business. Management believes that substantially all of the Corporation's likely losses for litigation claims and costs of litigation will be covered by the Corporation's liability insurance provider and has accrued for such losses up to deductible limits. While the ultimate results of the Corporation's litigation cannot be determined, management does not expect that these matters will have a material adverse effect on the financial position or results of operations of the Corporation.

In the normal course of business, the Corporation's activities involve, through its clearing firm, various securities transactions. These activities may expose the Corporation to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

12. NET CAPITAL

The Corporation, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 and is required to maintain a minimum net capital, as defined in the Rule. The Corporation uses the alternative method, as permitted by the Rule, which requires that the Corporation maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. As of December 31, 2002 and 2001, the Corporation had net capital of $6,230,996 and $2,098,678, respectively, and a net capital requirement of $250,000.

SECURITIES AMERICA, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002 AND 2001

	2002	2001
Total stockholder's equity	$35,941,824	$29,755,890
DEDUCT NONALLOWABLE ASSETS:		
Commissions receivable	304,726	538,052
Agents balances and other receivables	1,489,355	2,731,462
Notes receivable - agents	384,470	469,120
Prepaid expenses	532,173	296,690
Due from affiliates	-	58,182
Goodwill	26,250,000	22,500,000
Deferred income taxes	308,969	463,508
Other assets	161,710	207,905
	29,431,403	27,264,919
NET CAPITAL BEFORE UNSECURED CLIENT DEBITS AND HAIRCUTS ON SECURITIES POSITIONS	6,510,421	2,490,971
DEDUCT UNSECURED CLIENT DEBITS	44,643	79,292
DEDUCT HAIRCUTS ON SECURITIES POSITIONS	234,782	261,168
TENATIVE NET CAPITAL	6,230,996	2,150,511
DEDUCT UNDUE CONCENTRATION HAIRCUT	-	51,833
NET CAPITAL	$ 6,230,996	$ 2,098,678
Net capital requirement	$ 250,000	$ 250,000
Excess net capital	$ 5,980,996	$ 1,848,678

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Corporation's unaudited Part II FOCUS Report filing, as of December 31, 2002 and 2001.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Securities America, Inc.
Omaha, Nebraska

In planning and performing our audits of the financial statements of Securities America, Inc. (the Corporation) for the years ended December 31, 2002 and 2001, (on which we have issued our report dated February 20, 2003) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("Commission") above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluations of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
February 20, 2003